

File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549





05007031

29 March 2005

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

29 Mar 05 Director Shareholding

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dw 4/7

FRIENDS PROVIDENT PLC ("the Company")

DIRECTOR'S SHAREHOLDING

Mr Ray King, a non-executive Director of the Company, has today notified the Company that he has today acquired 10,000 shares in the Company at a price of £1.79 each.

Following this transaction, Mr King's interest in ordinary shares of the Company is as follows: -

Beneficial	10,000
Non-beneficial	Nil

The total issued share capital of the Company is 2,058,008,962 shares excluding shares held in Treasury.

For further information please contact:

Gordon Ellis – 01306 654802